Exhibit 99.1

Provident Energy Announces 2008 Canadian Capital Budget and Guidance

News Release 30-07
December 4, 2007

All values are in Canadian dollars

CALGARY, ALBERTA – Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) has finalized the 2008 capital program for its Canadian businesses.  The total Canadian budget of $187 million includes $134 million for the Canadian Oil and Gas Production business unit (COGP) and $43 million for the Midstream business unit.  Provident currently estimates that 2007 Canadian capital spending will total $168 million.

Tom Buchanan, Provident President and Chief Executive Officer, commented, “With this strong 2008 Canadian capital program, we are investing for optimal returns in projects that include oil drilling at Dixonville, natural gas drilling in Northwest Alberta, and continued storage cavern development at Redwater.  This budget also reflects Provident’s strong financial position.  Recent market volatility does not impact our confidence in the quality of Provident’s asset base, the strength of our operations, or the excellence of our people.  Our unitholders continue to benefit from the stable, predictable, cash-generating assets in our diverse energy portfolio.”

The total COGP capital budget of $134 million includes approximately $50 million for the Dixonville core area that was the primary asset in the 2007 Capitol Energy acquisition.  $33 million is planned for the Northwest Alberta properties that were acquired in August 2006.  COGP also plans $12 million in capital expenditures in Southern Alberta, and $9 million in West Central Alberta.  The remaining $30 million will be split among Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster, and includes approximately $12 million budgeted for the recently-acquired Triwest assets.  In total, Provident plans to drill approximately 92 net wells in Canada in 2008, and to undertake a further 74 recompletions and workovers.  Provident expects Canadian upstream production to average approximately 26,000 to 28,000 barrels of oil equivalent per day in 2008.

Midstream anticipates a strong program of growth capital in 2008.  Of the $43 million total, $18 million is targeted for the continued development of new underground storage caverns at Redwater, and $10 million is budgeted for ongoing rail yard development.  The 2008 maintenance capital budget has been raised to $13 million, which includes some planned improvements to non-operated facilities in the Sarnia area.  The remaining capital is a corporate allocation.  Robust market fundamentals continue to underpin Provident’s Midstream business.

Provident’s budget is based upon planned expenditures on existing assets and does not include any possible acquisitions.  As well, Provident continually assesses additional attractive Midstream and oil and gas projects that could increase the capital budget if opportunities come to fruition during the year.

The 2008 capital budget includes $10 million in capital related to the planned 2008 head office move to a new building in Calgary.  This $10 million is part of the total $23 million in capital costs related to the move, as announced in the 2007 capital budget disclosure.  The remaining $13 million is being spent in 2007.

Provident's U.S. Business Unit is currently reviewing its 2008 capital budget plan in conjunction with the closing of the $1.4 billion acquisition of shallow gas assets in Michigan, Illinois and Kentucky from Quicksilver Resources.  The complete 2008 capital budget will be released as soon as it has received approval from the Board of Directors.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Laurie Stretch	800, 112 – 4th Avenue S.W.
Senior Manager, Investor Relations and	Calgary, Alberta T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6710	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 294-0111

www.providentenergy.com